UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Aradigm Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

038505301
(CUSIP Number)

David O'Connor First Eagle Investment Management, LLC 1345 Avenue of the Americas New York, New York 10105 (212) 698-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
First Eagle Investment Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,210,186 shares of Common Stock*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,210,186 shares of Common Stock*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,210,186 shares of Common Stock*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.34%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA; CO

*Reflects the Issuer's 40:1 reverse stock split effected on May 23, 2014, and includes 575,815 shares of Common Stock issuable upon the conversion of the 9.0% Senior Convertible Notes due 2021 of the Issuer (the "Convertible Notes") and 259,117 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock of the Issuer (the "Warrants").

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
First Eagle Value in Biotechnology Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,217,899 shares of Common Stock*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,217,899 shares of Common Stock*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,217,899 shares of Common Stock*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.38%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*Reflects the Issuer's 40:1 reverse stock split effected on May 23, 2014, and includes 191,938 shares of Common Stock issuable upon the conversion of the Convertible Notes and 86,372 shares of Common Stock issuable upon exercise of the Warrants.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
21 April Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,554,141 shares of Common Stock*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,554,141 shares of Common Stock*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,554,141 shares of Common Stock*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.97%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*Reflects the Issuer's 40:1 reverse stock split effected on May 23, 2014, and includes 301,343 shares of Common Stock issuable upon the conversion of the Convertible Notes and 135,605 shares of Common Stock issuable upon exercise of the Warrants.

SCHEDULE 13D/A

This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 18, 2012 (the "Original Schedule 13D"), Amendment No.1 filed with the SEC on August 30, 2013 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on April 25, 2016 ("Amendment No. 2"), and Amendment No. 3 filed with the SEC on December 6, 2016 ("Amendment No. 3", and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4, the "Schedule 13D") with respect to the common stock, no par value (the "Common Stock"), of Aradigm Corporation, a California corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Original Schedule 13D. This Amendment No. 4 amends Item 5 as set forth below.

Item 5. INTEREST IN SECURITIES OF THE ISSUER
Paragraphs (a) - (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)
As of the close of business on February 1, 2018, (i) FEIM is deemed to be the beneficial owner of 4,210,186 shares of Common Stock (which includes 575,815 shares of Common Stock issuable upon the conversion of the Convertible Notes and 259,117 shares of Common Stock issuable upon exercise of the Warrants), constituting approximately 26.3% of the outstanding Common Stock (which includes the Common Stock which FEVIB and April LTD may be deemed to beneficially own), (ii) FEVIB is deemed to be the beneficial owner of 2,217,899 shares of Common Stock (which includes 191,938 shares of Common Stock issuable upon the conversion of the Convertible Notes and 86,372 shares of Common Stock issuable upon exercise of the Warrants), constituting approximately 14.4% of the outstanding Common Stock, and (iii) April LTD is deemed to be the beneficial owner of 1,554,141 shares of Common Stock (which includes 301,343 shares of Common Stock issuable upon the conversion of the Convertible Notes and 135,605 shares of Common Stock issuable upon exercise of the Warrants), constituting approximately 10.0% of the outstanding Common Stock. The aggregate percentage of Common Stock reported herein is based upon 15,148,138 shares of Common Stock outstanding as of October 26, 2017, as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the nine months ended September 30, 2017, filed with the SEC on November 3, 2017.

(b)
By virtue of investment management agreements with its clients, including FEVIB and April LTD, FEIM shares with such clients voting and dispositive powers over the 4,210,186 shares of Common Stock reported herein, which powers are exercised by the Principals and the Portfolio Managers.

(c)
Except as set forth herein, none of the Reporting Persons have effected any transaction in the Common Stock during the past sixty days. As of February 1, 2018, certain separately managed accounts terminated their relationship with, and are no longer advised by, FEIM. The positions held in such accounts are therefore no longer included herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2018
FIRST EAGLE INVESTMENT MANAGEMENT, LLC
/s/ Michael M. Kellen
Name: Michael M. Kellen
Title: Director

FIRST EAGLE VALUE IN BIOTECHNOLOGY MASTER FUND, LTD.

By:	FIRST EAGLE INVESTMENT MANAGEMENT, LLC Its Investment Adviser

By:	/s/ Michael M. Kellen
Name: Michael M. Kellen
Title: Director

21 APRIL FUND LTD.

By:	FIRST EAGLE INVESTMENT MANAGEMENT, LLC Its Investment Adviser

By:	/s/ Michael M. Kellen
Name: Michael M. Kellen
Title: Director